UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-50968

Ready Credit Corporation
(Exact name of registrant as specified in its charter)

800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$0.001 par value common stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 215

Pursuant to the requirements of the Securities Exchange Act of 1934, Ready Credit Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 31, 2006	By:	/s/ Timothy Walsh
Timothy J. Walsh
President and Chief Executive Officer

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number